Filed by American Woodmark Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: American Woodmark Corporation

(Commission File No.: 000-14798)

All-Employee FAQs:

About the Transaction

1.	Why is American Woodmark merging with MasterBrand?

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Our Company has always operated with a vision-driven, values-based philosophy and a strategy focused on growth, digital transformation and platform design. Merging with MasterBrand builds on those core values and strategy.

•	Together, we will create the industry’s most comprehensive portfolio of trusted cabinet brands and products, bringing important scale and resources together to drive innovation and long-term growth.

•	This merger builds on our shared values and a strategic focus on growth, operational excellence and delivering enhanced value for all stakeholders.

2.	Who is MasterBrand?

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MasterBrand is the largest manufacturer of residential cabinets in North America, with a strong legacy of quality, operational excellence and customer care. Its portfolio of trusted brands, national footprint and proven execution make it a natural partner for Woodmark.

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Like us, MasterBrand serves a broad customer base, including home centers, dealers, distributors and builders, and understands the importance of meeting customers where they are with the right products at the right time.

•	Just as importantly, MasterBrand is a people-first organization. They invest in their teams, operate with integrity and foster a culture of respect and accountability, values we know well at Woodmark.

•	We encourage you to read more about MasterBrand here.

3.	Can you explain the terms of the merger? What will happen to the shares I own?

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The transaction with MasterBrand is structured as an all-stock merger. This means that there will be an exchange of shares at closing so that the new company is 63% owned by current MasterBrand shareholders and 37% owned by current Woodmark shareholders.

•	For employees who own shares of Woodmark, each share of Woodmark that you own will automatically convert to 5.15 shares of the combined company upon closing of the transaction.

•	If you have more specific questions about your shares in Woodmark, we encourage you to speak with a financial advisor or investment professional.

What This Announcement Means for Employees

4.	What will happen to Woodmark’s 2030 vision, strategy and culture?

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Like Woodmark, MasterBrand values its people, prioritizes operational excellence and shares a deep commitment to delivering for customers. Also like us, MasterBrand is committed to ensuring we do things the right way, not the easy way.

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Until the transaction closes, our “GDP” strategy (Growth, Digital Transformation and Platform Design) remains our north star, and we expect these principles will remain central to our team as part of MasterBrand.

•	Both companies are values-led, results-driven and focused on building a strong platform for long-term success.

5.	Will there be any changes to my role or responsibilities?

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Between now and closing, Woodmark continues to operate as a standalone company separate from MasterBrand, and you should not expect to see any changes to your role or responsibilities, or how Woodmark operates.

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In the coming weeks and months, an integration planning team will be formed, and we will work closely together to determine how to most effectively bring the businesses together. Should there be any changes, they will be communicated to you at the appropriate time.

6.	Will the merger affect any of my current projects?

•	In short, no. Between now and closing, Woodmark continues to operate as a standalone company and there are no changes in our strategy, areas of focus or investment.

Headquarters, Leadership and Integration

7.	When will the transaction close and what happens between now and then?

•	We expect to complete the transaction in early 2026, subject to customary regulatory and shareholder approvals and satisfying other customary closing conditions.

•	Until then, we will continue to operate as separate companies and all current roles, systems and processes remain in place as usual.

8.	Will our brand name or product brands change?

•	There are no changes to Woodmark brands at this time, and until the transaction closes, Woodmark and MasterBrand will continue to operate as independent companies.

•	The combined company will maintain a commitment to growing each company’s legacy brands, which channel partners know and trust.

•	That said, following the closing of the transaction, the combined company will be called MasterBrand.

•	Specific details on our products branding after the merger is complete will be determined as part of our joint integration planning. We will keep you updated as decisions are made.

9.	Will our leadership team stay in place?

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Upon closing, the MasterBrand Board will be expanded to include three directors from Woodmark. Dave Banyard will serve as Chief Executive Officer of the combined company, and David Petratis will serve as Chair of the combined company’s Board.

•	As with any transaction of this size, there may be select executive management transitions as we bring the two companies together.

•	While we do not have a final answer today, we will be working closely with MasterBrand to ensure this is as seamless as possible for you and all stakeholders. We will update you as we know more.

10.	Will any of our facilities or offices close as a result of this announcement?

•	The combined company will maintain a significant presence in Winchester, Virginia.

•	We have complementary manufacturing networks and don’t expect any immediate changes to our footprint after completing the merger.

•	But just as importantly, until closing, Woodmark remains an independent company and it is business as usual, including at our plants.

11.	Will there be layoffs as a result of the merger? When will I know if my job is impacted? Will employees be paid severance if they are terminated as a result of the merger?

•	MasterBrand shares our commitment to investing for growth, investing in employees and investing for the future and we expect the transaction to create exciting new opportunities for team members.

•	The integration planning team will carefully evaluate the necessary resources for the combined business and will take the utmost care in making those determinations.

•	Both Woodmark and MasterBrand have a shared commitment to timely communications with as much notice as possible as decisions are made during the integration planning process.

•	Anyone who is impacted as a result of the merger will be eligible for severance and other transition support.

•	Please remember that this announcement is the first step in this process and it is business as usual.

12.	Will there be any changes to Woodmark’s current recruiting efforts?

•	We are continuing to recruit and hire for open positions. It is business as usual and continuing to deliver for our customers remains a priority.

•	Should there be any changes between now and closing to specific open roles, your HR team will communicate those.

Compensation & Benefits

13.	Does this announcement impact my compensation structure, benefits, or other terms of my employment? What about shift schedules or overtime opportunities?

•	There are no planned changes to your compensation structure or benefits, which will continue unchanged for at least one year following completion of the transaction.

14.	Am I allowed to contact my counterpart at MasterBrand?

•	No. We have strict guidelines and legal requirements prior to closing, and you should not engage with MasterBrand employees unless a member of Woodmark’s leadership team asks you to do so.

•	Our two companies will continue to operate independently until the close of the merger. It is business as usual.

•	In the coming weeks and months, we will establish a team to help plan for the integration and will keep you informed of important updates.

What This Announcement Means for Other Stakeholders

15.	Will the transaction affect our relationships with customers, distributors and suppliers?

•	As we continue to grow and innovate as a combined company, we will have access to more resources to accelerate our growth opportunities and better serve our customers.

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We expect a seamless transition for all of our stakeholders, and should there be any process changes following close, those will be communicated to our customers, distributors and suppliers on a timely basis.

16.	Will our sales teams have the opportunity to sell MasterBrand’s products to our customers/distributors and vice versa?

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Once the merger is complete, we expect there will be cross-selling opportunities for our sales teams. This is one of the many exciting benefits of the merger that we will be able to pursue following close.

•	Importantly, however, we are operating business as usual for the time being and nothing has changed at this time.

•	Please remember that this announcement is the first step in this process and we expect to close the transaction in early 2026. Until then, Woodmark and MasterBrand remain separate companies.

17.	Will there be any changes to our pricing or current contracts with customers, distributors or suppliers?

•	We expect a seamless transition for customers, distributors and suppliers, including with respect to ongoing engagements.

•	We are just beginning joint integration planning with MasterBrand and these are details that will be discussed and finalized as we work toward closing.

18.	What should I tell customers/distribution partners if they ask about this merger?

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Please note in any conversation that until the transaction closes, which won’t occur for many months, Woodmark and MasterBrand remain separate companies and there are no changes to our offerings, pricing or current contracts as a direct result of this announcement.

•	When discussing any benefits of the merger, you should highlight that it will create an exciting opportunity to provide them with a broader range of products.

19.	What if I have questions that aren’t addressed here?

•	If you have additional questions, please contact your manager.

•	As always, we will provide updates on the process as we have news to share.

20.	What do I do if I am contacted by an outside third party such as members of the media or investors?

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Consistent with our usual practice, if you receive outside inquiries from the media or investors please do not respond. Outside inquiries should be referred to our external communications advisor, Collected Strategies at AMWD-CS@collectedstrategies.com.

Forward-Looking Statements

Certain statements contained in this communication, other than purely historical information, including, but not limited to, statements as to the likelihood and anticipated timing of the closing of the proposed transaction, expected cost synergies and other expected benefits, effects or outcomes relating to the proposed transaction, including financial estimates and projections, MasterBrand’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by or that otherwise include the word “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could,” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, an expectation or belief is expressed as to future results or events, such expectation or belief is based on the current plans and expectations of the management of MasterBrand or American Woodmark, as applicable. Although MasterBrand and American Woodmark, as applicable, believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated or implied in such statements. These factors include a failure by either party or both parties to satisfy one or more of the closing conditions set forth in the merger agreement, including a failure to obtain any required regulatory or governmental approvals or a failure to obtain the required approvals of either American Woodmark’s shareholders or MasterBrand’s stockholders; the occurrence of events or changes in circumstances that give rise to the termination of the merger agreement by either party or a delay in the closing of the transaction; potential litigation relating to the transaction; the effect of the proposed transaction on the ability of either party to retain customers, maintain relationships with suppliers and hire and retain key personnel; the effect of the proposed transaction and the announcement of the proposed transaction on the parties’ stock prices; disruptions in the ordinary course business of either party resulting from the transaction; the continued availability of capital and financing and any rating agency actions related to the transaction or otherwise; the risk that certain limitations in the merger agreement may impact either party’s ability to pursue certain business opportunities or strategic transactions; the diversion of the attention and time of management of either party from ordinary course business operations to the transaction and transaction-related issues; the impact of transaction and/or integration costs and any increases in such costs; the existence of unknown liabilities; the ability of Masterbrand to successfully integrate American Woodmark into its business and operations; and the risk that any anticipated economic benefits, cost savings or other synergies are not fully realized or take longer to realize than expected. Other factors include those listed under “Risk Factors” in Part I, Item 1A of MasterBrand’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024, Part II, Item 1A of MasterBrand’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2025, American Woodmark’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, and other MasterBrand and American Woodmark filings with the SEC.

The forward-looking statements included in this communication are made as of the date of this communication and, unless legally required, neither MasterBrand nor American Woodmark undertakes any obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this communication.

Additional Information and Where to Find It

MasterBrand intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a joint proxy statement of MasterBrand and American Woodmark that will also constitute a prospectus of MasterBrand. Each of MasterBrand and American Woodmark may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document that MasterBrand or American Woodmark may file with the SEC. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of MasterBrand and American Woodmark. INVESTORS AND SHAREHOLDERS OF MASTERBRAND AND AMERICAN WOODMARK ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERBRAND, AMERICAN WOODMARK, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and joint proxy statement/prospectus and other documents filed by MasterBrand or American Woodmark with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and shareholders may obtain free copies of documents that are filed or will be filed with the SEC by MasterBrand, including the Registration Statement and the joint proxy statement/prospectus, on MasterBrand’s website at https://MasterBrand.com/investors/financials/sec-filings/default.aspx, and may obtain free copies of documents that are filed or will be filed with the SEC by American Woodmark, including the joint proxy statement/prospectus, on American Woodmark’s website at https://americanwoodmark.com/investors/financial-reporting#secfilings. The information included on, or accessible through, MasterBrand’s or American Woodmark’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to be and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

MasterBrand, American Woodmark and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information about the directors and executive officers of MasterBrand is set forth in MasterBrand’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 24, 2025, including under the headings “Proposal No. 1 Election of Directors—Our Director Nominees,” “Non-Employee Director Compensation,” “Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership Information” and “Equity Compensation Plan Information.” Additional information regarding ownership of MasterBrand securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Information about the directors and executive officers of American Woodmark is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on June  25, 2025, including under the headings “Item 1 – Election of Directors—Information Regarding Nominees,” “Executive Compensation,” “Non-Management Directors’ Compensation,” and “Security Ownership,” and in its Annual Report on Form 10-K for the fiscal year ended April 30, 2025, which was filed with the SEC on June 25, 2025, including under the heading “Executive Officers of the Registrant.” Additional information regarding ownership of American Woodmark securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the transaction when such materials become available. Investors should read the Registration Statement and the joint proxy statement/prospectus carefully if and when these become available before making any voting or investment decisions. You may obtain free copies of these documents from MasterBrand or American Woodmark using the sources indicated above.